Exhibit 99.1

XP INC. REACHES R$563 BILLION TOTAL AUC AND

2.6 MILLION ACTIVE CLIENTS IN SEPTEMBER 2020

São Paulo, Brazil, October 14, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced today 3Q20 KPIs, including Assets Under Custody, Net Inflow, Active Clients, Retail Equity DARTs and NPS.

Assets Under Custody (in R$ billion)

Total AUC reached R$563 billion at September 30, up 60% year-over-year and 29% quarter-over-quarter. Growth was driven by R$117 billion of net inflows and R$11 billion of market appreciation. Net inflows reaccelerated relative to 2Q20 and were positively impacted by an extraordinary equity inflow, a consequence of increased brand recognition among high net worth individuals. This corroborates with our strategy to accelerate the growth in the segment, now under Jose Berenguer’s leadership. Despite not being expected to bring short term Retail Revenues, this type of extraordinary equity custody is expected to generate several cross-selling opportunities across our ecosystem, particularly for Private Banking and Issuer Services.

Net Inflow (in R$ billion)

Net Inflow totaled R$117 billion in 3Q20, recovering from 2Q20 when the Covid-19 crisis and consequent lockdown weighed on results particularly in April and May. Average monthly Net Inflow, adjusted by the extraordinary equity inflow, increased 32% to R$12.9 billion in 3Q20 from R$9.8 billion in 2Q20. Over the quarter, flows were strong across all channels and brands, with the ongoing shift away from fixed income and savings into higher yielding products continuing to gain traction, due to low interest rates in Brazil combined with an underpenetrated market.

Active Clients (in ‘000)

Active clients grew 72% and 12% in 3Q20 vs 3Q19 and 2Q20, respectively. Consistent with 1H20, growth was strong through all channels, with Rico and Clear brands growing at a faster pace than XP. Furthermore, our first digitally held Expert event in July impacted five million people, contributing to the acceleration of client additions during the quarter.

Retail Equity DARTs¹ (million trades)

¹Daily Average Revenue Trades

Retail Equity DARTs increased 4% sequentially, stabilizing on a very strong level, and 181% versus 2019 in 3Q20. The number of individual investors investing on the stock exchange continues to grow, as seen in the chart below, and we see further room for exponential growth ahead as investors in Brazil maintain a relatively low equity penetration rate.

Individual Investors in B3 (in ‘000s)

Source: B3

NPS (Net Promoter Score) and App Rating

NPS, a widely known survey methodology used to measure customer satisfaction, reached 69 in September 2020. Maintaining a high NPS score is a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Another highlight was XP Investimentos’ app, which was recently updated and currently maintains a 4.7 average rating in the two main app stores, with nearly 200.000 combined reviews.

Non-GAAP Measures

This release includes certain non GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com